Transparent Value Trust
135 East 57th Street, 6th Floor
New York, New York 10022

March 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: David Woliner

Re:	Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-159992 and 811-22309) (the “Registration Statement”)

Dear Mr. Woliner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Monday, April 5, 2010, or as soon thereafter as practicable.

ALPS Distributors, Inc., the principal underwriter for Transparent Value Trust, has also signed this letter requesting acceleration.

Very truly yours,

Transparent Value Trust		ALPS Distributors, Inc.

/s/ Armen Arus		/s/ Tane T. Tyler
By:	Armen Arus	By:	Tane T. Tyler
Title:	President	Title:	Secretary